Exhibit 4.26

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE LIMINAL BIOSCIENCES INC. HAS DETERMINED THE INFORMATION (I) IS NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO LIMINAL BIOSCIENCES INC. IF PUBLICLY DISCLOSED.

ROYALTY STREAM PURCHASE AGREEMENT

This Royalty Stream Purchase Agreement (the “Agreement”) is entered into and effective as of the 30th day of April 2018 (the “Effective Date”), by and between Prometic Life Sciences Inc., Prometic Pharma SMT Limited, Prometic Biosciences Inc. and each of their Affiliates that at any time holds an interest in the Patents or licenses any rights thereunder and becomes a party hereto as provided in Section 5(a), which entities shall be set forth on Schedule “C” hereto which schedule shall be updated as applicable from time to time (collectively referred to as “Prometic”), on the first hand, and Structured Alpha LP (“SALP” or “Buyer”), on the second hand.

WHEREAS Prometic and SALP have entered into a certain loan agreement dated November 30, 2017 (the “Loan Agreement”); whereby SALP has agreed to make available to Prometic and its Affiliates (as defined hereinafter), a non-revolving, delayed-draw term loan in two (2) tranches, each of which may be advanced pursuant to multiple advances upon satisfaction of the conditions specified in such Loan Agreement;

WHEREAS concurrently with the signature of this Agreement, SALP, Prometic and its Affiliates entered into an amendment to the Loan Agreement (the “Amendment”), to amend the conditions precedent to the drawing of up to four (4) advances of US$10,000,000 each, under the second (2nd) tranche of the credit facility available under such Loan Agreement (each advance under the second (2nd) tranche hereinafter individually referred to as an “Advance” and collectively hereinafter referred to as “Advances”);

WHEREAS it is a condition to the consummation of the Amendment that SALP and Prometic enter into this Agreement pursuant to which Prometic agrees to sell, and SALP agrees to purchase, a stream of royalty payments based on the Net Sales, Joint Venture Revenues and Licensing Revenues (as defined hereinafter) associated with the Patents (as defined hereinafter); the whole subject to the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	DEFINITIONS

In addition to capitalized terms defined elsewhere in this Agreement, the following capitalized terms shall have the meanings set forth below:

(a)“Affiliate” means with respect to any Party, any person directly or indirectly controlling, controlled by or under common control with such Party. For purposes of this definition, a person shall be deemed to control another entity if it owns or controls, directly or indirectly, at least fifty percent (50%) of the voting securities of another entity (or other comparable ownership interest for an entity other than a corporation) or if it has direct or indirect management control of the other entity.

(b)“Buy-Out Fee” shall have the meaning ascribed thereto in Section 2(d).

(c)“Equity Interest” means a share of capital stock, a partnership interest, a membership interest or a quota in a limited liability company or similar entity, a beneficial interest in a trust, and any warrants, options or other right to acquire any such share, partnership interest, membership interest, quota, beneficial interest or any other equity interest in any Person.

(d)“Joint Venture Company” means a Person that is a counterparty to a Licensing Agreement or the recipient of a sublicense of any rights thereunder or a transferee of any Patents, and in respect of which Prometic or a Prometic Affiliate has an Equity Interest (other than a directly or indirectly wholly-owned Affiliate of: (i) Prometic Life Sciences Inc., or (ii) any entity that is the successor to substantially all of the business of Prometic Life Sciences Inc. and its subsidiaries as of the Effective Date hereof).

(e)“Joint Venture Revenues” means [***].

(f)“Licensing Agreement” means a licensing agreement or a sub-licensing agreement entered into by Prometic or by a Prometic Affiliate, on the first hand, and a third party or Joint Venture Company, on the second hand, granting exclusive or non-exclusive rights to use the Patents (or rights under the Patents) to develop, make or sell, or to cause a third party to develop, make or sell, the Product in the Territory.

(g)“Licensing Revenues” means, without duplication, [***].

(h)“Minimum Amount” means, in respect of any Quarter, any positive amount obtained by subtracting (i) the percentage of Net Sales, Licensing Revenues and Joint Venture Revenues in respect of such Quarter payable by any Prometic Party to SALP pursuant to Section 2(a), from (ii) [***].

(i)“Minimum Payment” shall have the meaning ascribed thereto in the definition of “Royalty Entitlement”.

(j)“Net Sales” means, for any specific period, any gross amounts received by Prometic or a Prometic Affiliate (other than a Joint Venture Company), or by an agent acting on behalf of Prometic or a Prometic Affiliate (other than a Joint Venture Company), from a third party on all Products sold or transferred, less the following items to the extent such items are actually incurred and separately itemized: (i) customary cash, trade and quantity discounts or rebates actually allowed and taken which effectively reduce the invoiced price; (ii) sales, value added, excise or other taxes imposed upon and paid directly with respect to such sales (excluding taxes based on income); (iii) costs with respect to transportation packaging, freight, transportation, insurance and duties incurred by Prometic and/or its Affiliates in shipping the Products to a third party and included in the amount invoiced to such third party; and (iv) allowances, credits, chargebacks and refunds granted on account of rejection, recalls, return or price reduction actually allowed and taken and which effectively reduce the invoiced price. Sales between or among Prometic and any Prometic Affiliate for purposes of resale shall be excluded from the computation of Net Sales. Any Products used by Prometic or any Prometic Affiliate as end users, or sold or otherwise transferred by any of them to a third party other than in an arms-length transaction shall be deemed to be invoiced for the fair market value of the Product, provided that the sale or supply of Product as commercial samples, for use in research or clinical studies or for patient assistance programs, named patient sales, or compassionate use programs or the like, shall be excluded from the calculation of Net Sales provided no monetary consideration above the cost to supply such Product is received for such transfer or disposition. Net Sales shall also include any monies awarded to Prometic or any Prometic Affiliate as a result of any action or settlement filed or made in connection with the infringement or threatened infringement of the Patents or other exclusivity rights of Prometic or any Prometic Affiliate in respect of Products by a third party (after such monies have been applied to reimburse any parties for their costs incurred in connection with such action or settlement). For greater certainty, no amount that is taken into consideration in the determination of the Net Sales shall be included in the calculation of Joint Venture Revenues or Licensing Revenues.

(k)“Party” means each of SALP and Prometic and “Parties” means SALP and Prometic.

(l)“Patents” means any and all current patents and patent applications (as well as any patent applications (and patents issued from such patent applications) filed in [***] following the Effective Date) relating to Prometic’s small molecule therapeutics designated as [***]; as initially listed in Schedule “A” attached hereto; and any patents issued from such applications and any divisions, continuations, continuations-in-part, re-issues, re-examinations, renewals, patents of importation, patents of addition, extensions and foreign counterparts to any of the foregoing (including any patent term extension under 35 USC §156, any Supplementary Protection Certificate (within the meaning of such term under Council Regulation (EU) No. 1768/92) or any other similar statutory protection in relation to a product).

(m)“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, but not including a government or political subdivision or any agency or instrumentality of such government or political subdivision.

(n)“Product” means a drug substance (i) covered by one or more Valid Claim within the Patents that is approved by the FDA or any other Regulatory Authority for commercial sale or (ii) that was previously covered by such a Valid Claim and is covered by an exclusivity period pursuant to protection by “Orphan Drug” status (within the meaning of such term under the U.S. Orphan Drug Act) and/or any type of data exclusivity or data protection or any similar statutory or regulatory protection in the relevant country that provides exclusivity or any other protection or advantage vis-à-vis competitors in respect of a product).

(o)“Purchase Price” shall have the meaning ascribed thereto in Section 2(a).

(p)“Quarter” means each calendar quarter that begins on the first day of each January, April, July and October during the Term; provided, however, that the first Quarter will commence on the Effective Date and end on the day preceding the first day of the next Quarter.

(q)“Regulatory Approval” means the approval to market a Product in a country for therapeutic use, in the case of the United States by the FDA and, in the case of any other country, by the Regulatory Authority of competent jurisdiction in that country.

(r)“Regulatory Authority” means any governmental authority in any country responsible for regulatory approvals and post-marketing surveillance of any Product.

(s)“Royalty Entitlement” means, for any Quarter, the greater of (i) a minimum payment of [***] in respect of such Quarter (the “Minimum Payment”), and (ii) the percentage of Net Sales, Licensing Revenues and Joint Venture Revenues in respect of such Quarter payable by any Prometic Party to SALP pursuant to Section 2(a), less any set-off of any previously paid Minimum Amount pursuant to Section 6(b).

(t)“Sales Tax” shall have the meaning ascribed thereto in Section 9(a).

(u)“SALP Interest” shall have the meaning ascribed thereto in Section 2(d).

(v)“Territory” means the world.

(w)“Term” shall have the meaning ascribed thereto in Section 8(a).

(x)“Valid Claim” means (a) any claim of an issued and unexpired Patent that (i) has not been held permanently revoked, unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction, which decision is unappealable or unappealed within the time allowed for appeal and (ii) has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable, or (b) a claim of a pending patent application in the Patents, which claim has not been abandoned or finally disallowed without the possibility of appeal or re-filing of the application.

2.	PURCHASE AND SALE OF THE ROYALTY ENTITLEMENT

(a)Purchase and Sale of Royalty Entitlement. Upon the terms and subject to the conditions of this Agreement, and provided that SALP has paid the first Milestone Fee corresponding to the first milestone set forth below, Prometic agrees to sell to SALP the Royalty Entitlement described as follows (subject to the Minimum Payment described in the definition of “Royalty Entitlement”), and SALP agrees to purchase from Prometic the Royalty Entitlement and to pay to Prometic the applicable portion of the milestone fees (each, a “Milestone Fee”, and collectively, the “Purchase Price”) set forth below upon the achievement of the corresponding milestones, on the milestone payment dates set forth below.

Milestones	Royalty Entitlement (cumulative percentages)	Milestone Fee	Milestone Payment Date
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]
[***]	[***]	[***]	[***]

As a condition in favour of SALP to the payment of each subsequent Milestone Fee payment (after the first Milestone Fee payable in connection with the execution of this Agreement), the representations and warranties set forth in Section 3 hereof (other than Section 3(h)) shall be true and correct as if such representations and warranties had been made as of the applicable milestone payment date, and all Schedules to this Agreement shall be updated as required pursuant to the terms hereof, in each case as of the applicable milestone payment date, and a senior officer of Prometic Life Sciences Inc. shall execute and deliver a certificate confirming the satisfaction of this condition to SALP on the applicable milestone payment date.

(b)Payment. Each Milestone Fee (other than the first Milestone Fee corresponding to the first milestone set forth in Section 2(a) which is due and payable by SALP to Prometic upon execution of this Agreement) shall be due and payable by SALP to Prometic not later than ten (10) days following the respective milestone payment date. Any Milestone Fee may be paid by SALP by way of setting off and extinguishing a corresponding nominal amount of interest under the Loan Agreement (as amended by the Amendment) or, at the election of SALP, any other liability or other obligation arising under the Loan Agreement (as amended by the Amendment). SALP may effect any such set off and extinguishment by giving five (5) business days prior written notice (a “Set-Off Notice”) to Prometic specifying (i) the nominal amount owing being set off and extinguished in satisfaction of the Milestone Fee and the description and characterization of such amount, and (ii) the amount of the Milestone Fee being paid. To the extent that the amount being set off and extinguished is on account of principal, such set off and extinguishment shall constitute an authorized prepayment and the relevant principal amount shall be correspondingly reduced. SALP and Prometic further acknowledge, understand and agree that SALP’s presentation of a Set-Off Notice to Prometic shall constitute a full answer and defence by SALP and its Affiliates against any liability or obligation in respect of the Milestone Fee specified in the related Set-Off Notice and a full answer and defence by Prometic and its Affiliates against any liability or obligation owing to SALP or its Affiliates to the extent of the applicable nominal amount being set off and extinguished as specified in the Set-Off Notice. If payment of a Milestone Fee is effected by means of setting off and extinguishing Canadian dollar-denominated liabilities or obligations, then the Canadian dollar amount of the liabilities and obligations being set off and extinguished shall be deemed to be an amount equal to the Canadian dollar amount of the Milestone Fee being paid, determined by reference to the daily average Canadian-US dollar exchange rate published by the Bank of Canada for the applicable date of payment. The Parties agree, notwithstanding any provision herein to the contrary, that (i) each payment payable by SALP hereunder shall be paid by SALP to Prometic Biosciences Inc., (ii) each payment payable to SALP hereunder shall be paid to SALP by Prometic Biosciences Inc. which payment obligation shall be unconditionally guaranteed by Prometic Life Sciences Inc., (iii) none of Prometic Biosciences Inc. or Prometic Life Sciences Inc. shall at any time be a non-resident of Canada for purposes of the Income Tax Act (Canada), and (iv) none of Prometic Biosciences Inc. and Prometic Life Sciences Inc. may assign or delegate its rights or obligations under this sentence.

(c)No Assumed Obligations. Notwithstanding any provision in this Agreement or any other writing to the contrary, SALP is acquiring only the Royalty Entitlement and is not assuming any liability or obligation of Prometic of whatever nature, whether currently in existence or arising or asserted hereafter. All such liabilities and obligations shall be retained by and remain obligations and liabilities of Prometic.

(d)Buy-Out Right. The Parties agree that for [***] period commencing on [***], Prometic and/or any Prometic Affiliate shall have the right to purchase from SALP, and SALP shall have the obligation to sell to Prometic and/or any such Prometic Affiliate, all of SALP’s rights, title and interests in this Agreement, including (i) the Royalty Entitlement (including any Royalty Entitlement that would have been payable in the future during the remaining term of this Agreement had the right under this Section 2(d) not been exercised) and (ii) any other amounts due and payable by Prometic and/or any Prometic Affiliate to SALP hereunder arising on or prior to the date of closing of the acquisition of the  SALP Interest by Prometic and/or any Prometic Affiliate, as applicable, pursuant to this Section 2(d) (other than the right to receive the Buy-Out Fee) (the “SALP Interest”) upon payment to SALP of the Buy-Out Fee, which right will be exercisable by Prometic and/or any such Prometic Affiliate upon giving SALP at least a three (3) month prior written notice. The “Buy-Out Fee” shall mean the amount payable by or on behalf of Prometic and/or any Prometic Affiliate to SALP for the SALP Interest, which amount shall be equal to the fair market value of the SALP Interest, determined on a net present value basis, having regarding to the remaining life of the Patents (and any relevant extensions or additional exclusivity periods that may be associated with such Patents or Products sold thereunder) and associated cash flows, all as determined pursuant to a valuation performed by a mutually agreed upon third party, such as an independent investment bank or consultancy firm skilled in the valuation of assets of a similar nature. The parties shall negotiate acting reasonably and in good faith to mutually agree upon a third party to determine the amount of the Buy-Out Fee, but if they are unable to do so within a thirty (30) day period then any party hereto may apply to the Ontario Superior Court of Justice for the purposes of having the court appoint such a third party. The Buy-Out Fee shall be paid concurrently with the closing of the acquisition of the SALP Interest by Prometic and/or a Prometic Affiliate, as applicable, and may be payable, at SALP’s option, in Prometic Life Sciences Inc.’s common shares, cash or a combination thereof, such option to be exercised by SALP at least 10 days prior to the payment of the Buy-Out Fee, and any payment in common shares shall be based on the fair market value thereof, which fair market value shall be deemed to be, if the common shares are listed on the TSX or any other exchange, the volume weighted average price of such common shares on the five trading days immediately prior to SALP’s exercise of its option to receive the Buy-Out Fee in common shares, or any other calculation method mandated by the TSX or such other exchange. Prometic shall use its commercially reasonable efforts to obtain the prior approval of the TSX in connection with SALP’s option to receive the Buy-Out Fee in common shares at the time of obtaining the initial approval of the TSX of this Agreement. Following the exercise of this Buy-Out Right in accordance with this Section 2(d), SALP shall have no further rights under this Agreement except for the right to receive the Buy-Out Fee, and this Agreement shall terminate and be of no further force and effect, except for those provisions which by their terms or nature are intended to survive the termination of this Agreement.

3.	REPRESENTATIONS AND WARRANTIES OF PROMETIC

As of the Effective Date, each Prometic Party hereby represents to SALP as follows:

(a)Corporate Existence and Power. Prometic is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

(b)Corporate Authorization. The execution, delivery and performance by Prometic of this Agreement, and the consummation by Prometic of the transactions contemplated hereby are within Prometic’s corporate powers and have been duly authorized by all necessary corporate action on the part of Prometic. This Agreement has been duly executed and delivered by Prometic and constitutes a valid and binding agreement of Prometic, subject to any limitation on enforcement under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c)Non-Contravention. The execution, delivery and performance by Prometic of this Agreement does not: (i) contravene or conflict with the corporate charter or bylaws of Prometic; (ii) contravene or conflict with or constitute a material violation of any provision of any law or regulation or the rules of any stock exchange binding upon or applicable to Prometic; (iii) contravene or conflict with or constitute a material violation of any judgment, injunction, order or decree binding upon or applicable to Prometic; (iv) constitute a material default under any agreement or give rise to any right of termination, cancellation or acceleration of any right or obligation of Prometic or to a loss of any material benefit which, in each case, could reasonably be expected to have an adverse effect on the Patents, the Products, Prometic or Prometic’s ability to pay the Royalty Entitlement as contemplated by this Agreement; or (v) result in the creation or imposition of any Lien (except for any Lien in favor of SALP).

(d)No Undisclosed Material Liabilities. To Prometic’s knowledge, there are no undisclosed material liabilities related to the Royalty Entitlement of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and Prometic has no knowledge of any existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability.

(e)Litigation. There is no action, suit or proceeding of which Prometic has received notice, pending or, to the knowledge of Prometic, threatened, before any governmental authority or arbitrator, which has or could have a material adverse effect on the Patents, the Products, Prometic or Prometic’s ability to pay the Royalty Entitlement.

(f)Compliance with Laws. To Prometic’s knowledge, Prometic is not in violation of, has not violated, and to the knowledge of Prometic, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, ordinance or regulation, or judgment, order or decree entered by any Regulatory Authority having jurisdiction over Prometic, which could reasonably be expected to have a material adverse effect on the Patents, the Products, Prometic or its ability to pay the Royalty Entitlement.

(g)Intellectual Property. Schedule “A” attached hereto includes all of the Patents owned or controlled, as of the Effective Date, by Prometic and each of its Affiliates. As of the Effective Date, Prometic or its Affiliates, as applicable, are the sole owners of such Patents. As of the Effective Date, there is no pending litigation or, to the knowledge of Prometic, threat of litigation, that has been received by Prometic or any of its Affiliates that alleges that Prometic’s or its Affiliates’ activities with respect to the Patents or Products have infringed or misappropriated any of the intellectual property rights of any third party. As of the Effective Date, to the knowledge of Prometic, the exploitation of the Patents as currently contemplated by Prometic does not infringe any patent rights, or misappropriate any other intellectual property owned or licensed by a third party. As of the Effective Date, to the knowledge of Prometic, all patents and patent applications included in the Patents are valid and subsisting and Prometic has not received notice of any action, claim, suit, inquiry, investigation or other proceeding threatened, pending or ongoing, in each case that challenges, questions or threatens the validity or enforceability of any of the Patents. As of the Effective Date, to the knowledge of Prometic, no third party is infringing or misappropriating any Patents. The representations and warranties in this paragraph shall be repeated with respect to any additional patents or patent applications added (or required to be added) to Schedule “A” ([***] set forth in the definition of “Patents” or under Section 5(b)) on the date such schedule is updated (or required to be updated) under this Agreement (as if such representations and warranties had been made as of such date and replacing all references to “As of the Effective Date” or similar references in such representations and warranties with references to the date such schedule is updated (or required to be updated) under this Agreement).

(h)Commercial Sales. No Product is being commercially sold by Prometic as of the Effective Date.

(i)Licensing Agreements. As of the Effective Date, Prometic has entered into the Licensing Agreements listed in Schedule “B” attached hereto, and all sublicense agreement entered into by Prometic’s licensees under any Licensing Agreements are also listed in Schedule “B”. As of the Effective Date, each Licensing Agreement, and to the knowledge of Prometic, each sublicense agreement, is in full force and effect, and neither Prometic, nor to the knowledge of Prometic, any third party, is in default under any such agreement in any material respect. The representations and warranties in this paragraph shall be repeated with respect to any additional Licensing Agreement or sublicenses added (or required to be added) to Schedule “B” on the date that notice of such Licensing Agreement or sublicense is given (or required to be given) to SALP under Section 5(a) (as if such representations and warranties had been made as of such date and replacing all references to “As of the Effective Date” or similar references in such representations and warranties with references to the date notice of a Licensing Agreement or sublicense is given (or required to be given) to SALP under this Agreement).

(j)Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Prometic who might be entitled to any fee or commission from SALP or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF BUYER

SALP hereby represents to each Prometic Party the following:

(a)Organization and Existence. SALP is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all applicable powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted.

(b)Corporate Authorization. The execution, delivery and performance by SALP of this Agreement and the consummation by SALP of the transactions contemplated hereby are within the powers of SALP and have been duly authorized by all necessary action on the part of SALP. This Agreement has been duly executed and delivered by SALP and constitutes a valid and binding agreement of SALP, subject to any limitation on enforcement under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors' rights and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(c)Non-Contravention. The execution, delivery and performance by Prometic of this Agreement does not: (i) contravene or conflict with the constating documents of SALP; or (ii) contravene or conflict with or constitute a violation of any provision of any law or regulation binding upon or applicable to SALP that would have an adverse effect on SALP's ability to consummate the transactions contemplated by this Agreement.

(d)Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of SALP who might be entitled to any fee or commission from Prometic or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

(e)Canadian Partnership. SALP is, and shall remain for the duration of this Agreement, a “Canadian partnership” for purposes of the Income Tax Act (Canada).

5.	COVENANTS

SALP and Prometic agree as follows:

(a)Licensing Agreements. Prometic will notify SALP in writing within thirty (30) days of the signature of any new Licensing Agreement (and within thirty (30) days after having become aware of the signature of any new sublicense of any rights granted under a Licensing Agreement) and shall provide SALP with a copy of any such Licensing Agreement within thirty (30) days of signature (and with a copy of any sublicense agreement received by Prometic or its Affiliates within thirty (30) days after receipt of such sublicense agreement). All Licensing Agreements shall (and shall require that any sublicense) be on bona fide arms-length commercial terms and shall be consistent with the terms of this Agreement and include all terms necessary to enable performance by Prometic of its obligations hereunder (including with respect to reporting rights, audit rights and confidentiality obligations). No Patent shall be held or encumbered by or in favour of, or issued, sold, assigned, transferred, licensed on an exclusive basis, encumbered, or disposed to, any Prometic Affiliate unless such Affiliate has executed an instrument in writing, in form and substance satisfactory to SALP, acting reasonably, under which it agrees to become a party to this Agreement as a “Prometic” party and agrees to be bound by all obligations of Prometic hereunder, and Schedule “C” shall be promptly updated (and in any event within 10 days) accordingly.

(b)Patents. The status of the Patents listed in Schedule “A” shall be updated within 45 days after the end of each fiscal quarter of each fiscal year, as applicable.

(c)Confidential Treatment. [***]. In the event of termination of this Agreement, SALP and Prometic shall immediately return to each other, or at the other party’s request, destroy all confidential information relating to the Royalty Entitlement, except that one copy of such information may be retained only for archival and compliance purposes (including for the purposes of enforcing the provisions of this Agreement). Documents and information shall not be considered confidential to the extent that the information or document: (i) is part of the public domain at the time of disclosure between the parties, (ii) subsequently becomes part of the public domain through no act or fault of the receiving party or its representatives, (iii) was known or was otherwise available to the receiving party prior to disclosure between the parties, (iv) was provided to the receiving party, without restriction, by a third party who was not under a duty of confidentiality respecting the information disclosed, or (v) was independently developed by or on behalf of the receiving party without reference to the confidential information.

(d)Public Announcement. Except as required by law or the rules and regulations of applicable Securities Regulators, the Parties agree not to issue any press release or make any public statement with respect to

SALP’s acquisition of the Royalty Entitlement. Any press release or public statement is required to comply with applicable securities regulations and, shall, to the extent possible, be a joint release, and in any event each Party shall be provided with a reasonable opportunity to comment on any press release or public statement made with respect to this Agreement.

(e)Notice of Certain Events. Prometic shall promptly (and in any event within 10 days) report to SALP in writing the occurrence of any events that could reasonably be expected to give rise to a right of Prometic to terminate this Agreement under Section 8 hereof, or that would cause any representation or warranty given by Prometic under Section 3 hereof to be untrue if such representation or warranty were required to be given as of the date of the event.

6.	PAYMENT OF ROYALTY, REPORTS, AUDIT RIGHTS

(a)Royalty Entitlement Payment and Reports. During the Term of this Agreement, Prometic will deliver to SALP within forty-five (45) days following the last day of each Quarter a written report stating the number of Products sold, Net Sales of Products (including itemized deductions per the definition of Net Sales), Licensing Revenues and Joint Venture Revenues for such Quarter on an entity per entity basis, and stating whether the Minimum Payment applies and any Minimum Amount. Each such report will be accompanied by the Royalty Entitlement payment due for such Quarter either by check or wire transfer pursuant to instructions received from SALP. Any Royalty Entitlement payment that is not paid when due shall bear interest at the interest rate of [***] per month. For certainty, Prometic shall not be required to deliver any report in respect of any month for which no amount is payable to SALP. The Royalty Entitlement payment due for a Quarter shall be based on the Royalty Entitlement percentage in force as of the date of receipt of the Licensing Revenues, Net Sales or Joint Venture Revenues as applicable for such Quarter, or the Minimum Payment for such Quarter, as applicable.

[***]

To the extent that the receipt of Licensing Revenues, Joint Venture Revenues or Net Sales following an increase in the Royalty Entitlement percentage results in any change to the written report described above that has previously been submitted by Prometic, then such written report shall promptly (and in any event within thirty (30) days) be amended and the amount of the Royalty Entitlement payment shall be accordingly increased, and such amended report will be accompanied by the increase in the Royalty Entitlement payment due either by check or wire transfer pursuant to instructions received from SALP.

(b)Set-off of Minimum Amount.  Any Royalty Entitlement payment due for any Quarter by Prometic to SALP shall be set-off against the aggregate amount of all Minimum Amounts previously paid by Prometic to SALP that have not previously been so set off against (such that the Royalty Entitlement payment will be reduced by the aggregate amount of all Minimum Amounts previously paid by Prometic that have not previously been so applied to reduce the Royalty Entitlement payment for any Quarter); provided that the Royalty Entitlement in respect of any Quarter shall not be less than [***].

(c)Audit and Inspection Rights. Prometic shall maintain, during the Term of this Agreement and for at least three (3) years thereafter, true and accurate records and books of account sufficient and reasonably required for the computing and verification of all payments owed by Prometic to SALP, including records for Net Sales (and itemized deductions therefrom), Licensing Revenues, Joint Venture Revenues and number of Products sold, and to demonstrate Prometic’s compliance with its reporting obligations and payment obligations pursuant to Section 6(a). Prometic shall make such records available for inspection (which inspection shall be at the sole cost and expense of SALP) by an independent public accounting firm, during normal business hours upon reasonable advance notice, for the purpose of confirming Prometic’s compliance with its obligations under this Agreement. If in the written determination of such auditors there has been an under-reporting by Prometic of more than five percent (5%) of the total amounts due during any Quarter, Prometic shall pay the costs of such audit in addition to all unpaid amounts then owing.

7.	SURVIVAL

(a)The confidentiality obligations contained herein shall survive the expiration or termination of this Agreement.

(b)The representations and warranties contained herein shall survive for a period of two years from the date of this Agreement, and the representations and warranties contained in a certificate or notice delivered by Prometic or Prometic Life Sciences Inc. in accordance with Sections 2(a), 3(g) and 3(i) shall survive for a period of two years following the applicable milestone payment date or the date of such notice, as the case may be.

(c)Subject to Section 7(b), the expiration or termination of this Agreement shall not excuse any party hereto from its liability in respect of any breach hereof prior to such expiration or termination.

8.	TERM

(a)Term. The term of this Agreement shall commence on the Effective Date and shall continue until the earlier of (i) the mutual agreement in writing of the Parties to terminate this Agreement; (ii) November 30, 2019 provided that Prometic has not drawn the 2nd Advance under the Second Tranche; and (iii) the later of the expiration on a country-by-country basis of (1) the last Patent in the Territory and (2) any exclusivity period granted to Prometic or to any Prometic Affiliate (or to a licensee or sublicensee of Prometic or any Prometic Affiliate) pursuant to protection by “Orphan Drug” status (within the meaning of such term under the U.S. Orphan Drug Act) and/or any type of data exclusivity or data protection or any similar statutory or regulatory protection in the relevant country that provides exclusivity or any other protection or advantage vis-à-vis competitors in respect of a Product; in each case unless sooner terminated as provided herein, including as a result of Prometic and/or any Prometic Affiliate exercising its Buy-Out Right under Section 2(d). For greater certainty, a Minimum Payment made by Prometic to SALP shall not in any way be construed as to extend or renew the term of this Agreement beyond the term set forth in this Section 8(a).

(b)Termination for breach. If either Party commits a material breach of this Agreement, the non-breaching Party may notify the breaching Party in writing of such breach and breaching Party will have thirty (30) days after receipt of such notice to cure such breach to the non-breaching Party’s satisfaction, acting reasonably. If the breaching Party fails to cure such breach, the non-breaching Party may, at its option, terminate this Agreement at any time thereafter by sending the breaching Party written notice of termination. The notice of termination shall specify the effective date of the termination. No delay by a Party in exercising such right shall cause such Party to lose such termination right by laches, estoppel or any other legal theory.

(c)Effect of Termination. In the event that SALP exercises its termination right pursuant to Section 8(b), Prometic shall refund the Purchase Price paid by SALP and shall also pay to SALP any aggregate Royalty Entitlement amount that has accrued but not yet been paid to SALP hereunder prior to the effective date of termination. From and after the termination of this Agreement, Prometic shall cease to have any obligations or liabilities hereunder whatsoever, except for those provisions which by their terms or nature are intended to survive the termination of this Agreement.

(d)Refund Does Not Affect Set Off. In the event that (i) any interest owed by Prometic to SALP under the Loan Agreement (as amended by the Amendment), or (ii) any other liability or obligation of Prometic or any Prometic Affiliate, on the one hand, owed to SALP or any SALP Affiliate, on the other hand, under the Loan Agreement (as amended by the Amendment), is set off and extinguished in accordance with Section 2(b), any refund of any portion of the Purchase Price pursuant to Section 8(c) will not in any way affect or negate such set off and extinguishment, and such interest or other liability or obligation under the Loan Agreement (as amended by the Amendment) will remain extinguished.

(e)Survival. All payment obligations accrued prior to the date of termination shall survive termination of this Agreement.

9.	Taxes.

(a)Each of the Parties shall be liable for their respective taxes that become due and payable by each of them as a consequence of the transactions contemplated by this Agreement. All payments hereunder shall be made free of applicable withholding taxes and if any such taxes are applicable the payor shall gross up its payments to the recipient so that the recipient obtains net of withholding taxes the full amount paid to them. Neither party shall be liable to the other party for any taxes of the other party that may become due and payable as a consequence of the transactions contemplated by this Agreement. The amounts payable pursuant to this Agreement are exclusive of any applicable sales taxes, including, for greater certainty, GST, HST and QST (“Sales Tax”).

(b)The Parties agree that the Milestone Fees and the payment of the Royalty Entitlement (including any Minimum Payment) are not subject to Sales Tax. However, to the extent that a governmental authority finally determines by a non-appealable decision that the Milestone Fees are subject to Sales Tax, the Buyer shall promptly pay to Prometic the amount of such Sales Tax (including any applicable penalties and interest assessed against Prometic) as so finally determined by the applicable governmental authority; provided that SALP shall have the right to  assume at its own cost the conduct of any proceeding relating to any determination in respect of such Sales Tax. If Buyer does not assume the conduct of any such proceeding, Buyer shall reimburse Prometic for the reasonable legal, accounting and other professional costs and expenses incurred by Prometic in connection with any such proceedings.

10.	MISCELLANEOUS

(a)Assignment. This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective successors and any permitted assigns. Neither Party may assign its rights or obligations under this Agreement without the other Party’s prior written consent. Notwithstanding the foregoing, but subject to Sections 5(a) and 2(b), either Party may assign all or any part of its rights or obligations under this Agreement to an Affiliate by providing notice to the other Party, provided that such Affiliate agrees and undertakes to assume all of the assigning Party’s duties, responsibilities and liabilities (and provided further that in the case of Prometic, the Prometic assigning party shall continue to also be responsible for its duties, responsibilities and liabilities hereunder). Any other attempted assignment is void.

(b)Waiver. The failure of either party to complain of any default by the other Party or to enforce any of such Party’s rights, no matter how long such failure may continue, will not constitute a waiver of the Party’s rights under this Agreement. The waiver by either Party of any breach of any provision of this Agreement shall not be construed as a waiver of any subsequent breach of the same or any other provision. No part of this Agreement may be waived except by the further written agreement of the Parties.

(c)Headings. The headings of paragraphs and sections used in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement unless the context requires otherwise.

(d)Notices. Any notice or other communication required or permitted to be given to a party hereunder shall be in writing and shall be given by facsimile or email, other electronic means or by hand‑delivery as hereinafter provided. Any such notice, if sent by facsimile or email, shall be deemed to have been received on the Business Day after the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this Section. Notices and other communications to each party shall be addressed as follows:

Prometic:c/o Prometic Life Sciences Inc.

440 Armand – Frappier Blvd.
Suite 300, Laval, Quebec, H7V 4B4

Attention:[***]

With a copy to:

440 Armand – Frappier Blvd.
Suite 300, Laval, Quebec, H7V 4B4

Attention: [***]

SALP:	Structured Alpha LP [***]
Attention:	[***]

With a copy (which shall be deemed not to constitute notice) to:

Torys LLP [***]

[***]

(e)Relationship. Neither Party is the agent, employee, or servant of the other. Neither Party shall have nor exercise any control or direction over the methods by which the other Party performs work or obligations under this Agreement. Further, nothing in this Agreement is intended to create any partnership, joint venture, lease, or equity relationship, expressly or by implication, between the Parties with the respect to the subject matter herein.

(f)Entire Agreement. This Agreement constitutes the final, complete and exclusive agreement between the Parties with respect to its subject matter and supersedes all past and contemporaneous agreements, promises, and understandings, whether oral or written, between the parties.

(g)Currency. All monetary amounts in this Agreement are stated in U.S. dollars.

(h)Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. The Parties agree that they will not bring any proceedings relating to any issue arising from this Agreement in any court outside Ontario. Notwithstanding the foregoing, SALP may initiate, continue or otherwise bring a proceeding in a jurisdiction other than Ontario if SALP believes, in its sole discretion, that doing so will expedite or otherwise benefit its ability to enforce its rights under this Agreement.

(i)Invalidity, etc. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

(j)Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument. Delivery of such counterparts may be made by fax or PDF via email, either of which will be deemed to have the legal effect of an original.

(k)Amendments. No amendment, restatement, replacement, supplement or other modification of this Agreement is effective unless it is in writing and signed by an officer of each of SALP and Prometic. Such amendment, restatement, replacement, supplement or modification shall be effective only in the specific instance and for the specific purpose for which it is given.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Royalty Stream Purchase Agreement as of the Effective Date.

PROMETIC BIOSCIENCES INC.
By:	/s/ Patrick Sartore
Name: Patrick Sartore Title: Secretary
PROMETIC LIFE SCIENCES INC.
By:	/s/ Pierre Laurin
Name: Pierre Laurin Title: President and CEO

PROMETIC PHARMA SMT LIMITED
By:	/s/ Patrick Sartore
Name:Patrick Sartore Title:

STRUCTURED ALPHA LP, by its general partner Thomvest Asset Management Inc.
By:	/s/ Stefan V. Clulow
Name:Stefan V. Clulow Title:Chief Investment Officer and Management Director

Schedule “A”
PATENTS

See attached.

Schedule “B”
LICENSING AGREEMENTS

License agreement entered into on April 18, 2017 between Prometic Pharma SMT Limited, Prometic Biosciences Inc. and NANTCELL, INC. with respect to PBI-4419.

Schedule “C”
PROMETIC PARTIES

Nil